FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	…………………………………………… ,	2017

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	February 1, 2017	By ……/s/……… Eiji Shimizu ………
(Signature)*

Eiji Shimizu General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2016

RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2016

January 31, 2017

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

		Actual					Projected
		Year ended December 31, 2016	Year ended December 31, 2015	Change(%)		Year ended December 31, 2016	Year ending December 31, 2017	Change(%)

	Net sales	¥3,401,487	¥3,800,271	-	10.5	$29,323,164	¥4,000,000	+	17.6
	Operating profit	228,866	355,210	-	35.6	1,972,983	255,000	+	11.4
	Income before income taxes	244,651	347,438	-	29.6	2,109,060	260,000	+	6.3
	Net income attributable to Canon Inc.	¥150,650	¥220,209	-	31.6	$1,298,707	¥170,000	+	12.8

Net income attributable to Canon Inc. shareholders per share:
	- Basic	¥137.95	¥201.65	-	31.6	$1.19	¥155.67	+	12.8
	- Diluted	137.95	201.65	-	31.6	1.19	-		-

		Actual
		As of December 31, 2016	As of December 31, 2015	Change(%)		As of December 31, 2016

	Total assets	¥5,138,529	¥4,427,773	+	16.1	$44,297,664

	Canon Inc. shareholders’ equity	¥2,783,129	¥2,966,415	-	6.2	$23,992,491

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 116= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2016, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

		Actual
		Year ended December 31, 2016	Year ended December 31, 2015	Change(%)		Year ended December 31, 2016

	Net sales	¥1,763,987	¥2,091,139	-	15.6	$15,206,784
	Operating profit	67,543	169,238	-	60.1	582,267
	Ordinary profit	158,359	269,818	-	41.3	1,365,164
	Net income	¥133,055	¥211,963	-	37.2	$1,147,026

	Net income per share:
	- Basic	¥121.84	¥194.10	-	37.2	$1.05
	- Diluted	121.84	194.10	-	37.2	1.05
	Dividend per share	150.00	150.00		-	1.29

		Actual
		As of December 31, 2016	As of December 31, 2015	Change(%)		As of December 31, 2016

	Total assets	¥3,176,703	¥2,437,924	+	30.3	$27,385,371

	Net assets	¥1,452,646	¥1,484,157	-	2.1	$12,522,810

Notes:	U.S. dollar amounts are translated from yen at the rate of JPY 116= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2016, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2016 in Review

Looking back at the global economy in 2016, the trend of recovery in the U.S. economy became stronger as employment conditions and consumer spending progressively improved from the latter half of the year. In Europe, although the economy grew moderately, centered on Germany, the outlook for the region’s economy has grown increasingly uncertain due to concerns over the UK’s decision to exit the EU and the political unrest in Syria. The Chinese economy continued its deceleration trend while the economies of emerging countries such as Russia and Brazil remained stagnant. In Japan, the economy remained weak due to weak consumer spending. Looking at the global economy as a whole, although higher growth than the previous year was expected at the beginning of the year, the global economy overall experienced its lowest level of growth since the financial crisis precipitated by Lehman Brothers’ bankruptcy.

As for the markets in which Canon operates amid these conditions, regarding the demand for office multifunction devices (MFDs) and laser printers, the demand for color models enjoyed strong growth due to the trend of shifting from monochrome to color machines, while the demand for monochrome shrunk due to the continued economic slowdown in emerging countries. As for cameras, along with the ongoing contraction of the market, especially for digital compact cameras, the market suffered from a shortage of components arising from the earthquake in Kumamoto earlier in the year. Additionally, demand for inkjet printers continued to decline. Within the Industry and Other sector, demand for lithography equipment used in the production of flat panel displays (FPDs) and manufacturing equipment for organic LED (OLED) displays enjoyed strong growth thanks to active capital investment by panel manufacturers.

The average value of the yen during the year was ¥108.58 against the U.S. dollar, a year-on-year appreciation of approximately ¥13, and ¥120.25 against the euro, a year-on-year appreciation of approximately ¥14, which had a negative impact of ¥280.4 billion on net sales and of ¥101.8 billion on operating profit.

During 2016, color-model office MFDs achieved higher growth than the market average, making up for the continued decline of monochrome models, which led to the same level of unit sales as the previous year overall. Although the unit sales of laser printers were below level compared with the same period of the previous year until the third quarter, due to the sluggish economic conditions in the emerging countries, signs of bottoming out started to appear in the fourth quarter. Looking at the interchangeable-lens digital cameras, sales volume for the year exceeded that of the previous year, supported by sales of new products, while sales volume for digital compact cameras declined compared with the previous year amid the ongoing contraction of the market. Sales volume for inkjet printers declined for consumer products, while sales volume of wide format inkjet printers for business use exceeded the previous year. In contrast, sales of FPD lithography equipment and OLED panel manufacturing equipment increased, boosted by increased capital investment by panel manufacturers. Consequently, along with the negative impact of the appreciation of the yen, net sales for the year decreased 10.5% year on year to ¥3,401.5 billion. The gross profit ratio decreased by 1.7 points year on year to 49.2% mainly due to the negative effect of yen’s appreciation. Despite a reduction in operating expenses of 8.5% year on year, partly due to Group-wide efforts to reduce spending, operating profit decreased by 35.6% to ¥228.9 billion. Other income (deductions) increased by ¥23.6 billion due to foreign currency exchange gains while income before income taxes decreased by 29.6% year on year to ¥244.7 billion and net income attributable to Canon Inc. decreased by 31.6% to ¥150.7 billion.

In December 2016, all shares of Toshiba Medical Systems Corporation (TMSC) were obtained following the completion of necessary clearance procedures by antitrust authorities, and TMSC joined the Canon Group.

Basic net income attributable to Canon Inc. shareholders per share for the year was ¥137.95, a year-on-year decrease of ¥63.70.

Results by Segment

Looking at Canon’s full-year performance by business unit, beginning with the Office Business Unit, unit sales of office MFDs increased overall from the previous year thanks to strong sales of color models, even with the continued decrease in sales of monochrome models. This growth was supported by steady sales of the color A3 (12”x18”) imageRUNNER ADVANCE C5500-series models, which were released this year, and the small-office/home-office color A3 (12”x18”) imageRUNNER C3300-series models, which were launched in the previous year, along with expanded sales of imagePRESS C10000VP-series models, which target the production printing market. Among high-speed continuous-feed printers, unit sales of the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press, increased year on year. Although the unit sales of laser printers had been below level against the same period of the previous year until the third quarter, due to the sluggish economic conditions in the emerging countries, unit sales exceeded the same period of the year at fourth quarter along with a smooth transition to new models as planned. These factors, coupled with the negative effect of unfavorable currency exchange rates, resulted in total sales for the business unit of ¥1,807.8 billion, a year-on-year decline of 14.4%, while operating profit totaled ¥169.5 billion, a year-on-year decline of 41.7%.

Within the Imaging System Business Unit, sales volume for interchangeable-lens digital cameras grew compared with the previous year owing to healthy demand for the EOS-1D X mark II and the EOS 5D mark IV, which were launched this year, and the launch of a new addition to the Company’s strengthening compact-system camera lineup, the EOS M5, which features a built-in EVF. As for digital compact cameras, along with the ongoing contraction of the market, sales volume declined amid difficulties in procuring components due to the earthquake in Kumamoto earlier in the year, with much of the profitability generated by sales of high-added-value models that deliver high image quality and zoom capabilities. As for inkjet printers, although sales volume declined compared with the previous year due to a shrinking market for consumer products, sales of models equipped with large-capacity ink tanks that were launched in the fourth quarter of 2015 experienced healthy demand mainly in emerging countries, while demand was high mainly in Japan for newly designed models for home use that were launched in 2016. Additionally, wide format inkjet printers, new imagePROGRAF PRO-series models, which target the professional photo and graphic art market, saw an increase in unit sales. As a result of these factors, along with the negative effect of unfavorable currency exchange rates, sales for the business unit decreased by 13.3% to ¥1,095.3 billion while operating profit totaled ¥144.4 billion, a year-on-year decline of 21.3%.

In the Industry and Other Business Unit, unit sales of semiconductor lithography equipment decreased from the previous year amid the postponement of some capital investments by customers. As for FPD lithography equipment, unit sales of lithography systems employed in the fabrication of mid- and small-size panels increased in response to growing demand for high-definition OLED displays used in mobile devices. Also, sales of manufacturing equipment for OLED displays, which is sold by Canon Tokki, increased amid brisk capital investment by panel manufacturers. In addition, sales of network camera increased compared with the previous year thanks to efforts to strengthen the product lineup. Consequently, sales for the business unit increased 11.4% year-on-year to ¥584.7 billion while operating profit grew by ¥20.5 billion to ¥7.4 billion.

Cash Flow

During 2016, cash flow from operating activities totaled ¥500.3 billion, an increase of ¥25.6 billion compared with the previous year owing to improvements in working capital. Cash flow from investing activities increased ¥383.5 billion year on year to ¥837.1 billion mainly due to the acquisition of all of the shares of TMSC. Accordingly, free cash flow totaled negative ¥336.8 billion, a decrease of ¥357.9 billion compared with the previous year.

Cash flow from financing activities recorded proceeds of ¥355.7 billion, mainly owing to a bank borrowing related to the acquisition of TMSC.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥3.4 billion to ¥630.2 billion from the end of the previous year.

Non-consolidated Results

Non-consolidated net sales totaled ¥1,764.0 billion, a year-on-year decrease of 15.6%, while ordinary profit decreased by 41.3% to ¥158.4 billion and net income decreased by 37.2% to ¥133.1 billion.

Outlook

As for the outlook in 2017, the U.S. economy is expected to grow thanks to its continued gradual recovery as employment conditions improve and expectations surrounding the financial policy of the new administration. Looking at the European economy, the declining cohesion of the EU resulting from the U.K.’s decision to leave the EU has caused increasing uncertainty for economic growth projections. As for emerging economies, although the outlook indicates signs of recovery for Russia and Brazil whose economies have experienced negative growth so far, the economic slowdown in China is expected to be prolonged.

The outlook for the Japanese economy, despite signs of a recovery in employment conditions, indicates prolonged sluggish consumer spending and the market is expected to remain along a path of moderate growth. Overall, while the U.S. economy performs the role of the driving force of the world economy, the global economy is expected to move toward a moderate recovery.

In the businesses in which Canon is involved, among office MFDs, demand for color models makes up for the market contraction of monochrome models and demand is expected to remain in line with that of the previous year overall. Although demand for laser printers is expected to remain at the same level as that for the previous year, demand for color models and laser multifunction models with high potential consumable sales is expected to increase. As for interchangeable-lens digital cameras, although demand is waning mainly in developed countries, the sluggish demand condition is improving gradually, which is expected to bottom out. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models. With regard to inkjet printers, demand is expected to continue declining mainly for consumer models. Looking at industrial equipment, within the semiconductor lithography equipment segment, the market is expected to remain at the same level as the previous year while the outlook for FPD lithography equipment and OLED display manufacturing equipment points to continued active capital investment by panel manufacturers. The network camera market is also expected to grow in response to increasing marketing and production site efficiency-enhancing needs, in addition to disaster monitoring and crime prevention functions.

With regard to currency exchange rates for the year, on which the Company’s performance outlook is based, Canon anticipates exchange rates of ¥110 to the U.S. dollar and ¥120 to the euro, representing a depreciation of approximately ¥1 against the U.S. dollar and approximately same level against the euro compared with the annual average rates of the previous year.

Upon taking into consideration the impact of the acquisition of TMSC and the current economic forecast, Canon projects full-year consolidated net sales in 2017 of ¥4,000.0 billion, a year-on-year increase of 17.6%; operating profit of ¥255.0 billion, a year-on-year increase of 11.4%; income before income taxes of ¥260.0 billion, a year-on-year increase of 6.3%; and net income attributable to Canon Inc. of ¥170.0 billion, a year-on-year increase of 12.8%.

Basic Policy Regarding Profit Distribution and Dividends for the Current Fiscal Year

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

In 2016, Canon undertook such large investments for future growth as the acquisition of TMSC. Thanks, however, to efforts to boost product competitiveness and strengthen the Company’s financial position through a management focus on profitability and cash flow, Canon was able to maintain its strong financial position. Taking this into consideration while seeking to actively provide a stable return to shareholders, Canon has decided to distribute a full-year dividend of ¥150 per share, (interim dividend of ¥75 per share [already distributed] and year-end dividend of ¥75), which is the same as the previous year’s dividend.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Group Position

(1) Number of group companies

	December 31, 2016	December 31, 2015	Change
Subsidiaries	367	317	50
Affiliates	9	5	4
Total	376	322	54

(2) Group structure and major companies

III. Management Policy

(1) Basic Policy

Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporation targeting continued growth and development.

(2) Management Goals

Based on this basic management policy, Canon launched the Excellent Global Corporation Plan in 1996 and, from Phase I through to Phase IV, has worked to strengthen its management base and improve corporate value. In 2016, under the slogan “Embracing the challenge of new growth through a grand strategic transformation,” Canon embarked on a new five-year initiative: Phase V of the Excellent Global Corporation Plan. Under this plan, Canon aims to facilitate growth through structural transformation by reinforcing existing businesses and taking steps to cultivate and strengthen new businesses.

Regarding new businesses, Canon is particularly focused on areas where market expansion is expected in the future, namely such B2B spheres as commercial printing, network cameras, healthcare and industrial equipment. As part of such efforts, Toshiba Medical Systems Corporation (TMSC), a leading company in the medical equipment industry, was made a Canon subsidiary in December of 2016, the first year of Phase V. Through this acquisition, Canon was able to make significant progress in establishing a foundation for new businesses.

(3) Business Challenges and Countermeasures

Although the IMF is projecting a modest pickup in the global economy in 2017, political and economic circumstances are expected to remain highly uncertain.

2017 marks not only the second year of Phase V of the Excellent Global Corporation Plan, but also Canon’s 80th anniversary. To ensure that 2017 is a year befitting this milestone, Canon is addressing the following key challenges under the theme “Further promoting grand strategic transformation by accelerating reforms.”

1.	Thoroughly bolster existing business

In order to successfully transform its business structure, Canon will work to improve profitability by reinforcing the existing businesses that will support this transformation. Specifically, Canon will accelerate the development of “Dantotsu Products,” which are products with unique appeal and strengths that realize high profitability thanks to their difficulty to imitate. At the same time, Canon will advance such initiatives as automation, in-house production, and procurement reform, in order to achieve a cost-of-sales ratio of 45%. Additionally, Canon will expand its business domains, developing new business models in response to the internet of things (IoT) and cloud environments.

2.	Strengthen and grow new businesses and create future businesses

For commercial printing, with the aim of becoming a comprehensive printing company, Canon will accelerate product development in order to make a full-scale entry into the fast-growing package printing market. Regarding network cameras, Canon will work to strengthen camera intelligence, by not only improving image quality, but leveraging the image-processing and image-analytics technologies at its disposal in order to create market-specific solutions. As for healthcare, Canon will formulate new growth strategies, built around TMSC, and will exert the Group’s comprehensive strength to provide innovative products and high-quality services on a global scale. For industrial equipment, such as IC lithography equipment that utilizes nanoimprint lithography, Canon will formulate new business strategies to pioneer a “fourth industrial revolution” driven by artificial intelligence and IoT.

3.	Restructure the global sales network

In the B2B sphere, success or failure is determined by the capacity to devise and implement solutions. In addition to training highly skilled sales engineers with a breadth of technical knowledge spanning both hardware and software, Canon will establish a sales structure with networks that expand to corporations and governments. Additionally, Canon will formulate global sales strategies that take full advantage of the expansion and development of e-commerce.

4.	Strengthen R&D through open innovation

Canon will enhance R&D efficiency in existing business fields and be selective in investment in promising new fields. On top of this, aiming to establish and expand service businesses, Canon will train software engineers, develop systems and accelerate the establishment of an external cooperation system.

5.	Cultivate global human resources and reinvigorate the Canon spirit

An enterprising spirit and the San-ji (Three Selfs) Spirit of self-motivation, self-management, and self-awareness, have been basic components of Canon’s corporate DNA since its foundation. Canon is now working to re-instill these values as we promote the development of human resources that are able to exert leadership in a global environment.

IV. Basic Concept Regarding the Selection of Accounting Standards

Canon is listed on the New York Stock Exchange and, since registering its American Depositary Receipts on the OTC (over-the-counter) market in 1969, has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) over the long term.

Canon has continued to adopt U.S. GAAP in order to maintain the continuity of financial statements from the past and to maintain international comparability.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

V. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2016	As of December 31, 2015	Change
ASSETS
Current assets:
Cash and cash equivalents	¥630,193	¥633,613	¥(3,420)
Short-term investments	3,206	20,651	(17,445)
Trade receivables, net	641,458	588,001	53,457
Inventories	560,736	501,895	58,841
Prepaid expenses and other current assets	264,155	313,019	(48,864)

Total current assets	2,099,748	2,057,179	42,569

Noncurrent receivables	29,297	29,476	(179)
Investments	73,680	67,862	5,818
Property, plant and equipment, net	1,194,976	1,219,652	(24,676)
Intangible assets, net	446,268	241,208	205,060
Goodwill	936,424	478,943	457,481
Other assets	358,136	333,453	24,683

Total assets	¥5,138,529	¥4,427,773	¥710,756

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥1,850	¥688	¥1,162
Trade payables	372,269	278,255	94,014
Accrued income taxes	30,514	47,431	(16,917)
Accrued expenses	304,901	317,653	(12,752)
Other current liabilities	273,835	171,302	102,533

Total current liabilities	983,369	815,329	168,040
Long-term debt, excluding current installments	611,289	881	610,408
Accrued pension and severance cost	407,200	296,262	110,938
Other noncurrent liabilities	142,049	130,838	11,211

Total liabilities	2,143,907	1,243,310	900,597

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,385	401,358	27
Legal reserve	66,558	65,289	1,269
Retained earnings	3,350,728	3,365,158	(14,430)
Accumulated other comprehensive income (loss)	(199,881)	(29,742)	(170,139)
Treasury stock, at cost	(1,010,423)	(1,010,410)	(13)

Total Canon Inc. shareholders’ equity	2,783,129	2,966,415	(183,286)

Noncontrolling interests	211,493	218,048	(6,555)

Total equity	2,994,622	3,184,463	(189,841)

Total liabilities and equity	¥5,138,529	¥4,427,773	¥710,756

	Millions of yen
	As of December 31, 2016	As of December 31, 2015
Notes:
1. Allowance for doubtful receivables	¥11,075	¥12,077
2. Accumulated depreciation	2,578,342	2,570,806
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(13,960)	87,038
Net unrealized gains and losses on securities	15,251	14,055
Net gains and losses on derivative instruments	(2,742)	182
Pension liability adjustments	(198,430)	(131,017)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2015	Change(%)

Net sales	¥965,173	¥1,042,638	-	7.4
Cost of sales	505,066	519,830

Gross profit	460,107	522,808	-	12.0
Operating expenses:
Selling, general and administrative expenses	305,987	332,471
Research and development expenses	73,952	83,295

	379,939	415,766

Operating profit	80,168	107,042	-	25.1
Other income (deductions):
Interest and dividend income	1,178	1,196
Interest expense	(219)	(73)
Other, net	(8,492)	796

	(7,533)	1,919

Income before income taxes	72,635	108,961	-	33.3

Income taxes	22,751	35,660

Consolidated net income	49,884	73,301
Less: Net income attributable to noncontrolling interests	5,054	4,397

Net income attributable to Canon Inc.	¥44,830	¥68,904	-	34.9

Results for the fiscal year	Millions of yen
	Year ended December 31, 2016	Year ended December 31, 2015	Change(%)

Net sales	¥3,401,487	¥3,800,271	-	10.5
Cost of sales	1,727,654	1,865,887

Gross profit	1,673,833	1,934,384	-	13.5
Operating expenses:
Selling, general and administrative expenses	1,142,591	1,250,674
Research and development expenses	302,376	328,500

	1,444,967	1,579,174

Operating profit	228,866	355,210	-	35.6
Other income (deductions):
Interest and dividend income	4,762	5,501
Interest expense	(1,061)	(584)
Other, net	12,084	(12,689)

	15,785	(7,772)

Income before income taxes	244,651	347,438	-	29.6

Income taxes	82,681	116,105

Consolidated net income	161,970	231,333
Less: Net income attributable to noncontrolling interests	11,320	11,124

Net income attributable to Canon Inc.	¥150,650	¥220,209	-	31.6

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2015	Change(%)

Consolidated net income	¥49,884	¥73,301	-	31.9
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	189,007	(3,984)
Net unrealized gains and losses on securities	5,184	2,779
Net gains and losses on derivative instruments	(4,514)	(65)
Pension liability adjustments	(72,975)	(5,529)

	116,702	(6,799)

Comprehensive income	166,586	66,502	+	150.5
Less: Comprehensive income attributable to noncontrolling interests	5,584	3,420

Comprehensive income attributable to Canon Inc.	¥161,002	¥63,082	+	155.2

Results for the fiscal year	Millions of yen
	Year ended December 31, 2016	Year ended December 31, 2015	Change(%)

Consolidated net income	¥161,970	¥231,333	-	30.0
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(107,666)	(55,504)
Net unrealized gains and losses on securities	997	2,010
Net gains and losses on derivative instruments	(2,948)	2,785
Pension liability adjustments	(70,355)	(6,543)

	(179,972)	(57,252)

Comprehensive income (loss)	(18,002)	174,081		-
Less: Comprehensive income attributable to noncontrolling interests	1,745	11,973

Comprehensive income (loss) attributable to Canon Inc.	¥(19,747)	¥162,108		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the fourth quarter	Millions of yen
Sales by business unit	Three months ended December 31, 2016	Three months ended December 31, 2015	Change(%)
Office	¥485,850	¥534,007	-	9.0
Imaging System	324,742	366,183	-	11.3
Industry and Others	175,634	166,211	+	5.7
Eliminations	(21,053)	(23,763)		-

Total	¥965,173	¥1,042,638	-	7.4

	Millions of yen
Sales by region	Three months ended December 31, 2016	Three months ended December 31, 2015	Change(%)
Japan	¥205,096	¥203,737	+	0.7
Overseas:
Americas	267,467	311,596	-	14.2
Europe	262,324	300,727	-	12.8
Asia and Oceania	230,286	226,578	+	1.6

	760,077	838,901	-	9.4

Total	¥965,173	¥1,042,638	-	7.4

Results for the fiscal year	Millions of yen
Sales by business unit	Year ended December 31, 2016	Year ended December 31, 2015	Change(%)
Office	¥1,807,819	¥2,110,816	-	14.4
Imaging System	1,095,289	1,263,835	-	13.3
Industry and Others	584,660	524,651	+	11.4
Eliminations	(86,281)	(99,031)		-

Total	¥3,401,487	¥3,800,271	-	10.5

	Millions of yen
Sales by region	Year ended December 31, 2016	Year ended December 31, 2015	Change(%)
Japan	¥706,979	¥714,280	-	1.0
Overseas:
Americas	963,544	1,144,422	-	15.8
Europe	913,523	1,074,366	-	15.0
Asia and Oceania	817,441	867,203	-	5.7

	2,694,508	3,085,991	-	12.7

Total	¥3,401,487	¥3,800,271	-	10.5

Notes: 1.

The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Compact photo printers / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems / Diagnostic X-ray System / Computed Tomography / Magnetic Resonance Imaging / Diagnostic Ultrasound System / Clinical Chemistry Analyzer / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2014	¥174,762	¥401,563	¥64,599	¥3,320,392	¥28,286	¥(1,011,418)	¥2,978,184	¥162,574	¥ 3,140,758

Equity transactions with noncontrolling interests and other		(29)			73		44	(29,627)	(29,583)
Dividends to Canon Inc. shareholders				(174,711)			(174,711)		(174,711)
Dividends to noncontrolling interests								(3,958)	(3,958)
Acquisition of subsidiaries								77,086	77,086
Transfers to legal reserve			690	(690)			-		-

Comprehensive income:
Net income				220,209			220,209	11,124	231,333
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(57,592)		(57,592)	2,088	(55,504)
Net unrealized gains and losses on securities					1,509		1,509	501	2,010
Net gains and losses on derivative instruments					2,785		2,785	-	2,785
Pension liability adjustments					(4,803)		(4,803)	(1,740)	(6,543)
Total comprehensive income							162,108	11,973	174,081

Repurchases and reissuance of treasury stock		(176)		(42)		1,008	790		790
Balance at December 31, 2015	¥174,762	¥401,358	¥65,289	¥3,365,158	¥(29,742)	¥(1,010,410)	¥2,966,415	¥218,048	¥ 3,184,463

Equity transactions with noncontrolling interests and other		27			258		285	(5,270)	(4,985)
Dividends to Canon Inc. shareholders				(163,810)			(163,810)		(163,810)
Dividends to noncontrolling interests								(4,077)	(4,077)
Acquisition of subsidiaries								1,047	1,047
Transfers to legal reserve			1,269	(1,269)			-		-

Comprehensive income:
Net income				150,650			150,650	11,320	161,970
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(101,257)		(101,257)	(6,409)	(107,666)
Net unrealized gains and losses on securities					1,196		1,196	(199)	997
Net gains and losses on derivative instruments					(2,924)		(2,924)	(24)	(2,948)
Pension liability adjustments					(67,412)		(67,412)	(2,943)	(70,355)
Total comprehensive income (loss)							(19,747)	1,745	(18,002)

Repurchases and reissuance of treasury stock				(1)		(13)	(14)		(14)
Balance at December 31, 2016	¥174,762	¥401,385	¥66,558	¥3,350,728	¥(199,881)	¥(1,010,423)	¥2,783,129	¥211,493	¥ 2,994,622

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended December 31, 2016	Year ended December 31, 2015
Cash flows from operating activities:
Consolidated net income	¥161,970	¥231,333
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	250,096	273,327
Loss on disposal of fixed assets	5,203	7,975
Deferred income taxes	7,188	4,672
(Increase) decrease in trade receivables	(4,155)	22,720
Decrease in inventories	6,156	14,249
Increase (decrease) in trade payables	56,844	(17,288)
Decrease in accrued income taxes	(16,456)	(8,731)
Decrease in accrued expenses	(5,256)	(25,529)
Increase in accrued (prepaid) pension and severance cost	5,489	4,622
Other, net	33,204	(32,626)

Net cash provided by operating activities	500,283	474,724

Cash flows from investing activities:
Purchases of fixed assets	(206,971)	(252,948)
Proceeds from sale of fixed assets	6,177	3,824
Purchases of available-for-sale securities	(84)	(98)
Proceeds from sale and maturity of available-for-sale securities	1,181	804
Decrease in time deposits, net	15,414	47,665
Acquisitions of businesses, net of cash acquired	(649,570)	(251,534)
Purchases of other investments	(4,460)	(1,220)
Other, net	1,188	(112)

Net cash used in investing activities	(837,125)	(453,619)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	610,552	717
Repayments of long-term debt	(856)	(1,350)
Decrease in short-term loans, net	(80,580)	-
Purchases of noncontrolling interests	(4,993)	(29,570)
Dividends paid	(163,810)	(174,711)
Repurchases and reissuance of treasury stock	(14)	790
Other, net	(4,607)	(6,078)

Net cash provided by (used in) financing activities	355,692	(210,202)
Effect of exchange rate changes on cash and cash equivalents	(22,270)	(21,870)

Net change in cash and cash equivalents	(3,420)	(210,967)
Cash and cash equivalents at beginning of year	633,613	844,580

Cash and cash equivalents at end of year	¥630,193	¥633,613

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

7. SEGMENT INFORMATION

SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2015	Change(%)
Office
Net sales:
External customers	¥484,656	¥533,366	-	9.1
Intersegment	1,194	641	+	86.3

Total	485,850	534,007	-	9.0

Operating cost and expenses	437,225	461,764	-	5.3

Operating profit	¥48,625	¥72,243	-	32.7

Imaging System
Net sales:
External customers	¥324,455	¥365,944	-	11.3
Intersegment	287	239	+	20.1

Total	324,742	366,183	-	11.3

Operating cost and expenses	273,040	304,057	-	10.2

Operating profit	¥51,702	¥62,126	-	16.8

Industry and Others
Net sales:
External customers	¥156,062	¥143,328	+	8.9
Intersegment	19,572	22,883	-	14.5

Total	175,634	166,211	+	5.7

Operating cost and expenses	172,472	168,995	+	2.1

Operating profit	¥3,162	¥(2,784)		-

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(21,053)	(23,763)		-

Total	(21,053)	(23,763)		-

Operating cost and expenses	2,268	780		-

Operating profit	¥(23,321)	¥(24,543)		-

Consolidated
Net sales:
External customers	¥965,173	¥1,042,638	-	7.4
Intersegment	-	-		-

Total	965,173	1,042,638	-	7.4

Operating cost and expenses	885,005	935,596	-	5.4

Operating profit	¥80,168	¥107,042	-	25.1

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen
	Year ended December 31, 2016	Year ended December 31, 2015	Change(%)
Office
Net sales:
External customers	¥1,804,862	¥2,108,246	-	14.4
Intersegment	2,957	2,570	+	15.1

Total	1,807,819	2,110,816	-	14.4

Operating cost and expenses	1,638,333	1,820,230	-	10.0

Operating profit	169,486	290,586	-	41.7

Total assets	961,749	1,020,758	-	5.8
Depreciation and amortization	78,319	86,206	-	9.1
Capital expenditures	¥72,189	¥73,819	-	2.2

Imaging System
Net sales:
External customers	¥1,094,291	¥1,262,667	-	13.3
Intersegment	998	1,168	-	14.6

Total	1,095,289	1,263,835	-	13.3

Operating cost and expenses	950,876	1,080,396	-	12.0

Operating profit	144,413	183,439	-	21.3

Total assets	391,661	452,283	-	13.4
Depreciation and amortization	47,386	52,070	-	9.0
Capital expenditures	¥25,564	¥38,337	-	33.3

Industry and Others
Net sales:
External customers	¥502,334	¥429,358	+	17.0
Intersegment	82,326	95,293	-	13.6

Total	584,660	524,651	+	11.4

Operating cost and expenses	577,212	537,730	+	7.3

Operating profit	7,448	(13,079)		-

Total assets	545,210	332,252	+	64.1
Depreciation and amortization	41,053	45,064	-	8.9
Capital expenditures	¥29,346	¥24,241	+	21.1

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(86,281)	(99,031)		-

Total	(86,281)	(99,031)		-

Operating cost and expenses	6,200	6,705		-

Operating profit	(92,481)	(105,736)		-

Total assets	3,239,909	2,622,480	+	23.5
Depreciation and amortization	83,338	89,987	-	7.4
Capital expenditures	¥81,280	¥106,733	-	23.8

Consolidated
Net sales:
External customers	¥3,401,487	¥3,800,271	-	10.5
Intersegment	-	-		-

Total	3,401,487	3,800,271	-	10.5

Operating cost and expenses	3,172,621	3,445,061	-	7.9

Operating profit	228,866	355,210	-	35.6

Total assets	5,138,529	4,427,773	+	16.1
Depreciation and amortization	250,096	273,327	-	8.5
Capital expenditures	¥208,379	¥243,130	-	14.3

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

In addition to the disclosure requirements under Topic 280, Canon has disclosed the segment information, “SEGMENT INFORMATION BY GEOGRAPHIC AREA”, which is based on the location of Canon Inc. and its subsidiaries. Results from a survey of a representative sample of financial statement users, however, indicated that they consider the latter to be less useful than sales information based on the location where the product is shipped to customers, which is disclosed separately. For this reason, Canon decided to discontinue the disclosure of geographical segment information based on the location of Canon Inc. and its subsidiaries from this year, in order to avoid the risk of confusing users due to disclosing two similar types of geographical information and make disclosure more concise and transparent. Sales information based on the location where the products is shipped to customers is available on page 12 “3. DETAILS OF SALES in V. Financial Statements”.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	December 31, 2016	December 31, 2015	Change
Subsidiaries	367	317	50
Affiliates	9	5	4
Total	376	322	54

2.	Change in Group Entities

Subsidiaries
Addition:	61 companies
Removal:	11 companies

Affiliates (Carried at Equity Basis)
Addition:	4 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In November 2015, the Financial Accounting Standards Board issued an amendment which requires deferred tax assets and liabilities be classified as noncurrent in the consolidated balance sheets. Canon early adopted this amended guidance from the quarter beginning January 1, 2016, on a prospective basis, and prior periods were not retrospectively adjusted. Canon’s current deferred tax assets were ¥55,108 million and current deferred tax liabilities were ¥2,682 million as of December 31, 2015.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	NET INCOME ATTRIBUTABLE TO CANON INC. SHAREHOLDERS PER SHARE

Results for the fiscal year	Millions of yen
	Year ended December 31, 2016	Year ended December 31, 2015

Net income attributable to Canon Inc.
-Basic	¥150,650	¥220,209
-Diluted	150,650	220,209

	Number of shares
Average common shares outstanding
-Basic	1,092,070,680	1,092,017,955
-Diluted	1,092,070,680	1,092,052,886

	Yen
Net income attributable to
Canon Inc. shareholders per share:
-Basic	¥137.95	¥201.65
-Diluted	137.95	201.65

(2)	ACQUISITIONS

As necessary clearance from competition regulatory authorities regarding the acquisition of Toshiba Medical Systems Corporation (TMSC) shares were obtained, Canon exercised the share options acquired for consideration of cash, through a Shares and Other Securities Transfer Agreement concluded with Toshiba Corporation dated March 17, 2016, and acquired all of the shares of TMSC. The acquisition date was December 19, 2016 and the purchase price was ¥665.5 billion.

Under Phase V of the Excellent Global Corporation Plan, a five-year initiative that Canon has been implementing since 2016, “embracing the challenge of new growth through a grand strategic transformation” has been set as a basic policy. With regard to “strengthening and growing new businesses, and creating future businesses,” a particularly important strategy, Canon intends to develop a health care business within the realm of “safety and security,” as a next-generation pillar of growth.

Since the acquisition date of TMSC was near the balance sheet date, the allocation of the purchase price to the assets acquired and liabilities assumed was incomplete and provisionally carried out as of December 31, 2016.

On January 23, 2017, regarding the borrowing that was provisionally raised in March 2016 for this acquisition, a contract was concluded to refinance with an unsecured loan with a repayment due in December 2021. The loan is ¥610 billion as of December 31, 2016, and is included in long-term debt in the consolidated balance sheet.

(3)	FINANCE RECEIVABLES AND OPERATING LEASES, MARKETABLE SECURITIES, DEFERRED TAX ACCOUNTING, EMPLOYEE RETIREMENT AND SEVERANCE BENEFITS, STOCK OPTIONS, DERIVATIVE CONTRACTS AND OTHERS

The disclosure is omitted as it is not considered significant in this report.

(4)	SUBSEQUENT EVENT

There is no significant subsequent event.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

10. NOTE FOR NON-GAAP FINANCIAL MEASURES

We have reported our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In addition, we have discussed our results using “Free cash flow” which is non-GAAP measure.

We believe this measure is beneficial to an investor’s understanding on Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on the following table.

Billions of yen
Year ended December 31, 2016

Net cash provided by operating activities	500.3

Net cash used in investing activities	(837.1)

Free cash flow	(336.8)

CANON INC.

NON-CONSOLIDATED

11. NON-CONSOLIDATED BALANCE SHEETS

( Parent company only )

	Millions of yen
	As of December 31, 2016		As of December 31, 2015
ASSETS
Current assets:
Cash	¥	85,748	¥	100,836
Trade receivables		476,744		450,449
Marketable securities		-		18,070
Inventories		155,780		148,485
Prepaid expenses and other current assets		231,636		154,575
Allowance for doubtful receivables		(1)		(1)

Total current assets		949,907		872,414

Fixed assets:
Net property, plant and equipment		646,975		659,258
Intangibles		25,264		25,578
Investments and other fixed assets		1,554,652		880,769
Allowance for doubtful receivables-noncurrent		(95)		(95)

Total fixed assets		2,226,796		1,565,510

Total assets	¥	3,176,703	¥	2,437,924

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥	314,921	¥	301,792
Short-term loans		602,326		461,686
Accrued income taxes		8,868		22,805
Accrued warranty expenses		2,376		3,920
Accrued bonuses for employees		4,397		4,606
Accrued bonuses for directors		60		144
Other current liabilities		123,758		108,269

Total current liabilities		1,056,706		903,222

Noncurrent liabilities:
Long-term loans		610,000		-
Accrued pension and severance cost		53,072		45,985
Reserve for environmental provision		1,389		1,618
Accrued long service rewards for employees		1,602		1,449
Other noncurrent liabilities		1,288		1,493

Total noncurrent liabilities		667,351		50,545

Total liabilities		1,724,057		953,767

Net assets:
Shareholders’ equity		1,443,164		1,473,935
Valuation and translation adjustments		9,017		9,091
Subscription rights to shares		465		1,131

Total net assets		1,452,646		1,484,157

Total liabilities and net assets	¥	3,176,703	¥	2,437,924

CANON INC.

NON-CONSOLIDATED

12. NON-CONSOLIDATED STATEMENTS OF INCOME

      ( Parent company only )

	Millions of yen
	Year ended December 31, 2016	Year ended December 31, 2015
Net sales	¥1,763,987	¥2,091,139
Cost of sales	1,279,902	1,461,270

Gross profit	484,085	629,869
Selling, general and administrative expenses	416,542	460,631

Operating profit	67,543	169,238
Other income (deductions):
Interest and dividend income	91,406	103,788
Interest expense	(3,386)	(2,124)
Other, net	2,796	(1,084)

	90,816	100,580

Ordinary profit	158,359	269,818

Non-ordinary gain (loss), net	(1,678)	(2,447)

Income before income taxes	156,681	267,371
Income taxes	23,626	55,408

Net income	¥133,055	¥211,963

CANON INC.

NON-CONSOLIDATED

13. NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

( Parent company only )

Year ended December 31, 2016	(Millions of yen)

	Shareholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred profits (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	¥174,762	¥306,288	¥22,114	¥167	¥3,727	¥1,249,928	¥727,359	¥(1,010,410)	¥1,473,935	¥8,851	¥240	¥1,131	¥1,484,157
Changes of items during the period
Transfer to reserve for special depreciation				17			(17)		-				-
Reversal of reserve for special depreciation				(46)			46		-				-
Transfer to reserve for deferral of capital gain on property					390		(390)		-				-
Reversal of reserve for deferral of capital gain on property					(135)		135		-				-
Dividends paid							(163,810)		(163,810)				(163,810)
Net income							133,055		133,055				133,055
Purchase of treasury stock								(18)	(18)				(18)
Disposal of treasury stock							(3)	5	2				2
Net changes of items other than shareholders’ equity									-	1,088	(1,162)	(666)	(740)
Total changes of items during the period	-	-	-	(29)	255	-	(30,984)	(13)	(30,771)	1,088	(1,162)	(666)	(31,511)
Balance at the end of current period	¥174,762	¥306,288	¥22,114	¥138	¥3,982	¥1,249,928	¥696,375	¥(1,010,423)	¥1,443,164	¥9,939	¥(922)	¥465	¥1,452,646

CANON INC.

NON-CONSOLIDATED

Year ended December 31, 2015	(Millions of yen)

	Shareholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred profits (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	¥174,762	¥306,288	¥22,114	¥341	¥3,693	¥1,249,928	¥692,960	¥(1,011,418)	¥1,438,668	¥7,780	¥(679)	¥1,553	¥1,447,322
Cumulative effects of changes in accounting policies							(2,951)		(2,951)				(2,951)
Restated balance	¥174,762	¥306,288	¥22,114	¥341	¥3,693	¥1,249,928	¥690,009	¥(1,011,418)	¥1,435,717	¥7,780	¥(679)	¥1,553	¥1,444,371
Changes of items during the period
Transfer to reserve for special depreciation									-				-
Reversal of reserve for special depreciation				(174)			174		-				-
Transfer to reserve for deferral of capital gain on property					157		(157)		-				-
Reversal of reserve for deferral of capital gain on property					(123)		123		-				-
Dividends paid							(174,711)		(174,711)				(174,711)
Net income							211,963		211,963				211,963
Purchase of treasury stock								(39)	(39)				(39)
Disposal of treasury stock							(42)	1,047	1,005				1,005
Net changes of items other than shareholders’ equity									-	1,071	919	(422)	1,568
Total changes of items during the period	-	-	-	(174)	34	-	37,350	1,008	38,218	1,071	919	(422)	39,786
Balance at the end of current period	¥174,762	¥306,288	¥22,114	¥167	¥3,727	¥1,249,928	¥727,359	¥(1,010,410)	¥1,473,935	¥8,851	¥240	¥1,131	¥1,484,157

CANON INC.

NON-CONSOLIDATED

14. NOTE FOR GOING CONCERN ASSUMPTION

         ( Parent company only )

     Not applicable.

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: March 30, 2017

Directors

(1)	Candidate for new Director to be appointed

Toshio Homma	(Executive Vice President, Chief Executive of Office Imaging Products Operations)

(2)	Candidate for new Representative Director

Representative Director / Executive Vice President	Toshio Homma	(Executive Vice President, Chief Executive of Office Imaging Products Operations)

(3)	Candidate for Director to be promoted

Executive Vice President & CTO	Shigeyuki Matsumoto	(Senior Managing Director &CTO, Group Executive of R&D Headquarters)

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Executive Officers (1/2)

(1) New Executive Officers to be appointed

Effective date: April 1, 2017

Toshio Takiguchi	(President of Toshiba Medical Systems Corporation)

Hideki Sanatake	(Deputy Group Executive of Corporate Intellectual Property and Legal Headquarters)

Tamaki Hashimoto	(Group Executive of Consumer Inkjet Products Group)

Hideto Kohtani	(Group Executive of Office Imaging Products Digital Solution Group)

Minoru Asada	(Senior General Manager of Group Management Center)

Kazuhiko Nagashima	(Senior General Manager of Finance Accounting Center)

Katsuhiko Shinjo	(Deputy Group Executive of R&D Headquarters)

(2) Executive Officers to be retired

Effective date: March 30, 2017

Representative Director / Executive Vice President to be appointed	Toshio Homma	(Executive Vice President, Chief Executive of Office Imaging Products Operations)

Effective date: March 31, 2017

President of Canon Tokki Corporation	Shigeyuki Uzawa	(Managing Executive Officer, President of Canon Tokki Corporation)

Managing Director of Canon Electronics Inc. to be appointed	Akiyoshi Kimura	(Managing Executive Officer, Group Executive of Corporate Planning Development Headquarters)

Adviser to be appointed	Akio Noguchi	(Managing Executive Officer, Group Executive of Mixed Reality Solution Business Promotion Headquarters)

	Masato Okada	(Executive Officer, Deputy Chief Executive of Image Communication Business Operations)

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Executive Officers (2/2)

(3) Candidate for Executive Officers to be promoted

Effective date: April 1, 2017

Executive Vice President	Hideki Ozawa	(Senior Managing Executive Officer, President of Canon (CHINA) Co. Ltd)

Senior Managing Executive Officer	Yasuhiro Tani	(Managing Executive Officer, Group Executive of Digital System Technology Development Headquarters)

Senior Managing Executive Officer	Naoji Otsuka	(Managing Executive Officer, Chief Executive of Inkjet Products Operations)

Senior Managing Executive Officer	Toshio Takiguchi	(New appointment, President of Toshiba Medical Systems Corporation)

Managing Executive Officer	Shunsuke Inoue	(Executive Officer, Group Executive of Device Technology Development Headquarters)

Managing Executive Officer	Takayuki Miyamoto	(Executive Officer, Chief Executive of Peripheral Products Operations)

Managing Executive Officer	Katsumi Iijima	(Executive Officer, Group Executive of Information & Communication Systems Headquarters)

Managing Executive Officer	Hiroyuki Takeishi	(Executive Officer, Chief Executive of Optical Products Operations)

Canon Inc.

January 31, 2017

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2016

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE

1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2016)	S 1

2.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2017/Projection)	S 2

3.	SEGMENT INFORMATION BY BUSINESS UNIT (2016)	S 3

4.	OTHER INCOME / DEDUCTIONS (2016)	S 3

5.	SEGMENT INFORMATION BY BUSINESS UNIT (2017/Projection)	S 4

6.	OTHER INCOME / DEDUCTIONS (2017/Projection)	S 4

7.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 5

8.	SALES GROWTH IN LOCAL CURRENCY	S 5

9.	PROFITABILITY	S 6

10.	IMPACT OF FOREIGN EXCHANGE RATES	S 6

11.	STATEMENTS OF CASH FLOWS	S 6

12.	R&D EXPENDITURE	S 7

13.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 7

14.	INVENTORIES	S 7

15.	DEBT RATIO	S 7

16.	OVERSEAS PRODUCTION RATIO	S 7

17.	NUMBER OF EMPLOYEES	S 7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2016)	(Millions of yen)

	2016		2015		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Japan
Office	99,303	378,834	98,804	379,277	+0.5%	-0.1%
Imaging System	63,174	179,304	66,958	198,739	-5.7%	-9.8%
Industry and Others	42,619	148,841	37,975	136,264	+12.2%	+9.2%
Total	205,096	706,979	203,737	714,280	+0.7%	-1.0%
Overseas
Office	385,353	1,426,028	434,562	1,728,969	-11.3%	-17.5%
Imaging System	261,281	914,987	298,986	1,063,928	-12.6%	-14.0%
Industry and Others	113,443	353,493	105,353	293,094	+7.7%	+20.6%
Total	760,077	2,694,508	838,901	3,085,991	-9.4%	-12.7%
Americas
Office	153,027	582,297	175,923	713,197	-13.0%	-18.4%
Imaging System	91,064	297,403	110,869	352,946	-17.9%	-15.7%
Industry and Others	23,376	83,844	24,804	78,279	-5.8%	+7.1%
Total	267,467	963,544	311,596	1,144,422	-14.2%	-15.8%
Europe
Office	158,562	556,353	185,623	680,619	-14.6%	-18.3%
Imaging System	83,926	293,894	95,593	335,312	-12.2%	-12.4%
Industry and Others	19,836	63,276	19,511	58,435	+1.7%	+8.3%
Total	262,324	913,523	300,727	1,074,366	-12.8%	-15.0%
Asia and Oceania
Office	73,764	287,378	73,016	335,153	+1.0%	-14.3%
Imaging System	86,291	323,690	92,524	375,670	-6.7%	-13.8%
Industry and Others	70,231	206,373	61,038	156,380	+15.1%	+32.0%
Total	230,286	817,441	226,578	867,203	+1.6%	-5.7%
Intersegment
Office	1,194	2,957	641	2,570	+86.3%	+15.1%
Imaging System	287	998	239	1,168	+20.1%	-14.6%
Industry and Others	19,572	82,326	22,883	95,293	-14.5%	-13.6%
Eliminations	(21,053)	(86,281)	(23,763)	(99,031)	-	-
Total	0	0	0	0	-	-
Total
Office	485,850	1,807,819	534,007	2,110,816	-9.0%	-14.4%
Imaging System	324,742	1,095,289	366,183	1,263,835	-11.3%	-13.3%
Industry and Others	175,634	584,660	166,211	524,651	+5.7%	+11.4%
Eliminations	(21,053)	(86,281)	(23,763)	(99,031)	-	-
Total	965,173	3,401,487	1,042,638	3,800,271	-7.4%	-10.5%

- S1 -

Canon Inc.

2. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2017/Projection)

(1) Sales by business unit	(Millions of yen)

	2017 (P)	2016	Change year over year
	Year	Year	Year
Office	1,828,900	1,807,819	+1.2%
Imaging System	1,092,000	1,095,289	-0.3%
Industry and Others	1,158,000	584,660	+98.1%
Eliminations	(78,900)	(86,281)	-
Total	4,000,000	3,401,487	+17.6%
			(P)=Projection

(2) Sales by region			(Millions of yen)
	2017 (P)	2016	Change year over year
	Year	Year	Year
Japan	922,000	706,979	+30.4%
Overseas	3,078,000	2,694,508	+14.2%
Americas	1,067,800	963,544	+10.8%
Europe	985,600	913,523	+7.9%
Asia and Oceania	1,024,600	817,441	+25.3%
Total	4,000,000	3,401,487	+17.6%
			(P)=Projection

- S2 -

Canon Inc.

3. SEGMENT INFORMATION BY BUSINESS UNIT (2016)	(Millions of yen)

	2016		2015		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Office
External customers	484,656	1,804,862	533,366	2,108,246	-9.1%	-14.4%
Intersegment	1,194	2,957	641	2,570	+86.3%	+15.1%
Total sales	485,850	1,807,819	534,007	2,110,816	-9.0%	-14.4%
Operating profit	48,625	169,486	72,243	290,586	-32.7%	-41.7%
% of sales	10.0%	9.4%	13.5%	13.8%	-	-
Imaging System
External customers	324,455	1,094,291	365,944	1,262,667	-11.3%	-13.3%
Intersegment	287	998	239	1,168	+20.1%	-14.6%
Total sales	324,742	1,095,289	366,183	1,263,835	-11.3%	-13.3%
Operating profit	51,702	144,413	62,126	183,439	-16.8%	-21.3%
% of sales	15.9%	13.2%	17.0%	14.5%	-	-
Industry and Others
External customers	156,062	502,334	143,328	429,358	+8.9%	+17.0%
Intersegment	19,572	82,326	22,883	95,293	-14.5%	-13.6%
Total sales	175,634	584,660	166,211	524,651	+5.7%	+11.4%
Operating profit	3,162	7,448	(2,784)	(13,079)	-	-
% of sales	1.8%	1.3%	-1.7%	-2.5%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(21,053)	(86,281)	(23,763)	(99,031)	-	-
Total sales	(21,053)	(86,281)	(23,763)	(99,031)	-	-
Operating profit	(23,321)	(92,481)	(24,543)	(105,736)	-	-
Consolidated
External customers	965,173	3,401,487	1,042,638	3,800,271	-7.4%	-10.5%
Intersegment	-	-	-	-	-	-
Total sales	965,173	3,401,487	1,042,638	3,800,271	-7.4%	-10.5%
Operating profit	80,168	228,866	107,042	355,210	-25.1%	-35.6%
% of sales	8.3%	6.7%	10.3%	9.3%	-	-

4. OTHER INCOME / DEDUCTIONS (2016)					(Millions of yen)
	2016		2015		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Interest and dividend, net	959	3,701	1,123	4,917	(164)	(1,216)
Forex gain (loss)	(12,620)	(2)	(1,009)	(22,149)	(11,611)	+22,147
Equity earnings of affiliated companies	217	890	110	447	+107	+443
Other, net	3,911	11,196	1,695	9,013	+2,216	+2,183
Total	(7,533)	15,785	1,919	(7,772)	(9,452)	+23,557

- S3 -

Canon Inc.

5. SEGMENT INFORMATION BY BUSINESS UNIT (2017/Projection)			(Millions of yen)
	2017 (P)	2016	Change year over year
	Year	Year	Year
Office
External customers	1,825,000	1,804,862	+1.1%
Intersegment	3,900	2,957	+31.9%
Total sales	1,828,900	1,807,819	+1.2%
Operating profit	177,500	169,486	+4.7%
% of sales	9.7%	9.4%	-
Imaging System
External customers	1,086,800	1,094,291	-0.7%
Intersegment	5,200	998	+421.0%
Total sales	1,092,000	1,095,289	-0.3%
Operating profit	154,000	144,413	+6.6%
% of sales	14.1%	13.2%	-
Industry and Others
External customers	1,088,200	502,334	+116.6%
Intersegment	69,800	82,326	-15.2%
Total sales	1,158,000	584,660	+98.1%
Operating profit	20,800	7,448	+179.3%
% of sales	1.8%	1.3%	-
Corporate and Eliminations
External customers	-	-	-
Intersegment	(78,900)	(86,281)	-
Total sales	(78,900)	(86,281)	-
Operating profit	(97,300)	(92,481)	-
Consolidated
External customers	4,000,000	3,401,487	+17.6%
Intersegment	-	-	-
Total sales	4,000,000	3,401,487	+17.6%
Operating profit	255,000	228,866	+11.4%
% of sales	6.4%	6.7%	-
			(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2017/Projection)			(Millions of yen)
	2017 (P)	2016	Change year over year
	Year	Year	Year
Interest and dividend, net	(500)	3,701	(4,201)
Forex gain (loss)	(10,200)	(2)	(10,198)
Equity earnings of affiliated companies	1,300	890	+410
Other, net	14,400	11,196	+3,204
Total	5,000	15,785	(10,785)
			(P)=Projection

- S4 -

Canon Inc.

7. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2017 (P)	2016		2015
	Year	4th quarter	Year	4th quarter	Year
Office
Monochrome copiers	16%	15%	16%	16%	16%
Color copiers	22%	22%	21%	21%	20%
Printers	36%	38%	37%	38%	41%
Others	26%	25%	26%	25%	23%
Imaging System
Cameras	60%	61%	61%	60%	62%
Inkjet printers	31%	31%	30%	31%	29%
Others	9%	8%	9%	9%	9%
Industry and Others
Lithography equipment	16%	20%	21%	26%	24%
Others	84%	80%	79%	74%	76%
					(P)=Projection

8. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2017 (P)	2016
	Year	4th quarter	Year
Office
Japan	-	+0.5%	-0.1%
Overseas	-	-4.2%	-9.2%
Total	+0.7%	-3.2%	-7.6%
Imaging System
Japan	-	-5.7%	-9.8%
Overseas	-	-1.5%	-3.1%
Total	-0.5%	-2.2%	-4.1%
Industry and Others
Japan	-	+12.2%	+9.2%
Overseas	-	+12.9%	+27.6%
Total	+97.2%	+9.0%	+15.4%
Total
Japan	+30.4%	+0.7%	-1.0%
Overseas	+13.6%	-1.1%	-3.6%
Americas	+9.3%	-4.6%	-5.9%
Europe	+8.0%	-2.5%	-5.5%
Asia and Oceania	+25.1%	+11.2%	+4.3%
Total	+17.1%	-0.7%	-3.1%
		(P)=Projection

- S5 -

Canon Inc.

9. PROFITABILITY
	2017 (P)	2016	2015
	Year	Year	Year
ROE *1	6.1%	5.2%	7.4%
ROA *2	3.3%	3.1%	5.0%
			(P)=Projection

*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Shareholders’ Equity
*2 Return on Assets ; Based on Net Income attributable to Canon Inc.

10. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen)
	2017 (P)	2016		2015
	Year	4th quarter	Year	4th quarter	Year
Yen/US$	110.00	109.48	108.58	121.60	121.13
Yen/Euro	120.00	118.10	120.25	132.81	134.20
					(P)=Projection
(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2017 (P)	2016
	Year	4th quarter	Year
US$	+21.8	(31.9)	(144.2)
Euro	(1.0)	(27.1)	(90.3)
Other currencies	(4.5)	(10.7)	(45.9)
Total	+16.3	(69.7)	(280.4)
			(P)=Projection
(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2017 (P)
	Year
On sales
US$	13.4
Euro	6.6
On operating profit
US$	4.9
Euro	2.4
	(P)=Projection

11. STATEMENTS OF CASH FLOWS				(Millions of yen)
	2017 (P)	2016		2015
	Year	4th quarter	Year	4th quarter	Year
Net cash provided by operating activities	500,000	156,920	500,283	143,892	474,724
Net cash used in investing activities	(250,000)	(12,216)	(837,125)	(89,154)	(453,619)
Free cash flow	250,000	144,704	(336,842)	54,738	21,105
Net cash provided by (used in) financing activities	(267,200)	(80,647)	355,692	(244)	(210,202)
Effect of exchange rate changes on cash and cash equivalents	(13,000)	31,656	(22,270)	(2,128)	(21,870)
Net change in cash and cash equivalents	(30,200)	95,713	(3,420)	52,366	(210,967)
Cash and cash equivalents at end of period	600,000	630,193	630,193	633,613	633,613
					(P)=Projection

- S6 -

Canon Inc.

12. R&D EXPENDITURE	(Millions of yen)
	2017 (P)	2016	2015
	Year	Year	Year
Office	-	94,440	105,298
Imaging System	-	91,752	90,236
Industry and Others	-	67,887	66,585
Corporate and Eliminations	-	48,297	66,381
Total	345,000	302,376	328,500
% of sales	8.6%	8.9%	8.6%
		(P)=Projection

13. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION

	(Millions of yen)
	2017 (P)	2016	2015
	Year	Year	Year
Increase in PP&E
Office	-	67,675	70,887
Imaging System	-	23,482	35,634
Industry and Others	-	26,788	20,683
Corporate and Eliminations	-	53,652	67,916
Total	195,000	171,597	195,120
Depreciation and amortization
Office	-	78,319	86,206
Imaging System	-	47,386	52,070
Industry and Others	-	41,053	45,064
Corporate and Eliminations	-	83,338	89,987
Total	270,000	250,096	273,327
		(P)=Projection

14. INVENTORIES

(1) Inventories	(Millions of yen)
	2016	2015	Difference
	Dec.31	Dec.31
Office	205,656	225,327	(19,671)
Imaging System	127,386	155,767	(28,381)
Industry and Others	227,694	120,801	+106,893
Total	560,736	501,895	+58,841

(2) Inventories/Sales*			(Days)
	2016	2015	Difference
	Dec.31	Dec.31
Office	42	39	+3
Imaging System	41	43	(2)
Industry and Others	152	86	+66
Total	59	47	+12
	*Index based on the previous six months sales.

15. DEBT RATIO
	2016	2015	Difference
	Dec.31	Dec.31
Total debt / Total assets	11.9%	0.0%	+11.9%

16. OVERSEAS PRODUCTION RATIO
	2016	2015
	Year	Year
Overseas production ratio	44%	48%

17. NUMBER OF EMPLOYEES
	2016	2015	Difference
	Dec.31	Dec.31
Japan	72,913	68,325	+4,588
Overseas	124,760	121,246	+3,514
Total	197,673	189,571	+8,102
	* The effect of newly consolidated TMSC is included in “Industry and Others,” and appears in both fiscal 2016 results and fiscal 2017 projections.

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